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SPS Technologies                                       Charles W. Grigg
                                                       Chairman and
                                                       Chief Executive Officer


                                   October 12, 1995


     Mr. David A. Wingate
     Chairman, President and
      Chief Executive Officer
     Hi-Shear Industries Inc.
     333 New Hyde Park Road
     North Hills, NY 11042

     Dear Mr. Wingate:

               We were disappointed to learn that Hi-Shear Industries Inc. has entered into an agreement to sell the stock of Hi-Shear Corporation ("HSC") to GFI Industries S.A. ("GFI") for $46 million, notwithstanding our prior communication to you that we would pay a higher price. Based on our prior discussions with you and your advisors, and our review of HSC's business to date, we have concluded that $46 million does not reflect the highest value for this business. We remain convinced that a purchase of HSC by SPS Technologies, Inc. ("SPS") would be a more favorable transaction for your shareholders.

               Consistent with the foregoing, SPS is prepared to pay $50 million in cash to acquire the stock of HSC. The transaction would be completed pursuant to the terms of a definitive purchase agreement to be approved by our respective boards following our completion of due diligence and review of disclosure schedules. We have reviewed your agreement with GFI as filed with the SEC. We would anticipate that the purchase agreement between SPS and Hi-Shear Industries Inc. would contain terms that are substantially similar to the terms included in the GFI purchase agreement. We therefore would expect to promptly execute a definitive agreement with you. As an American buyer, our transaction would not be subject to Exon-Florio approval.

               We believe that the Board has an obligation to Hi-Shear's shareholders to secure the highest price for HSC. We are confident that by combining our respective businesses we will be able to achieve significant economies and synergies that will benefit HSC's customers and revitalize and enhance the HSC franchise. This enables us to offer an economically superior transaction for Hi-Shear and its shareholders.

               We assume that you will bring this letter to the attention of your other directors. I am personally available any time by telephone, and am ready to give this transaction my full attention. I look forward to hearing from you.

                                   Sincerely yours,



                                   /s/Charles W. Grigg
                                   Charles W. Grigg